UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission File No. 0-25121

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN

(Full title of the Plan)

SELECT COMFORT CORPORATION

(Name of the issuer of the securities held pursuant to the Plan)

6105 Trenton Lane North

Minneapolis, Minnesota 55442

(Address of principal executive offices)

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN

Index to Financial Statements and Exhibits

Item

Report of KPMG LLP, Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedule of Assets (Held at End of Year) at December 31, 2005

Signature

Exhibit 23.1 – Consent of KPMG LLP, Independent Registered Public Accounting Firm

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplementary Information
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

The Investment Committee

Select Comfort Profit Sharing and

401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 23, 2006

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004

Assets:
Investments, at fair value:
Pooled separate accounts	$22,524,580	$—
Select Comfort common stock	8,704,881	6,508,019
Guaranteed income fund	4,343,444	—
Participant loans	1,054,804	967,312
Self-directed brokerage fund	189,841	237,553
Mutual funds	—	18,111,745
Fixed annuity contract	—	3,579,678

Total investments	36,817,550	29,404,307

Receivables:
Employee contribution receivable	134,826	—
Employer contribution receivable	575,659	—

Total receivables	710,485	—

Net assets available for benefits	$37,528,035	$29,404,307

See accompanying notes to financial statements.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004

Additions:
Dividend and interest income	$298,895	$429,574
Net appreciation (depreciation) in fair value	4,918,627	(677,001)

	5,217,522	(247,427)

Less investment expenses	20,550	94,643

Net investment income (loss)	5,196,972	(342,070)

Participant contributions	4,369,939	4,017,915
Employer contributions	2,627,158	1,836,904
Other	94,025	197,491

Total additions	12,288,094	5,710,240

Deductions:
Benefits paid	4,164,366	1,520,251

Total deductions	4,164,366	1,520,251

Net increase	8,123,728	4,189,989

Net assets available for benefits:
Beginning of year	29,404,307	25,214,318

End of year	$37,528,035	$29,404,307

See accompanying notes to financial statements.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of Plan

The following description of the Select Comfort (the Company) Profit Sharing and 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Inception

The inception date of the Plan was January 1, 1994.

General

The Plan is a defined contribution plan covering all employees. A full-time employee is eligible on the first day of the calendar month following 30 days of employment provided the employee is age 21 or older. A part-time employee is eligible after completing one year of at least 1,000 hours of service and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Recordkeeper and Custodian

Effective July 1, 2005, the Plan assets were transferred to the custody of The Prudential Insurance Company of America (Prudential) and Prudential became the recordkeeper of the Plan.

Contributions

Each year, participants may contribute a percentage of eligible earnings, as defined in the Plan. Participants can contribute up to 50% of eligible earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Company contributions are determined at the discretion of the Company’s board of directors.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to pay administrative expenses and reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The forfeiture balance as of December 31, 2005 and 2004 was $121,967 and $65,231, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution of their accounts plus actual earnings thereon is based on years of service. Participants are vested 25% upon the completion of one year, 50% after two years, 75% after three years, and fully vested after completion of four years of service, or if they have reached normal retirement age of 65, die, or become disabled.

4	(Continued)

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are made on a pro-rata basis from all investment funds in which an account is invested. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates plus two percentage points for loans initiated from January 1, 2001 to November 8, 2002 and plus one percentage point for loans initiated from November 9, 2002 to December 31, 2005. Equal installments of principal and interest are required not less frequently than quarterly.

Investment Options

Upon enrollment in the Plan, participants may direct their contributions in 1% increments into any one or more of the Plan Sponsor’s predetermined investment options. Participants may modify their investment options daily.

The following descriptions summarize the investment philosophy of the various investment alternatives offered through Prudential as outlined in the fund literature.

Prudential Guaranteed Income Fund – Fixed-interest annuity backed by Prudential Retirement Insurance and Annuity Company’s general account. Funds are invested primarily in private placement bonds, intermediate-term bonds, and commercial mortgages.

Julius Baer International Equity Fund – Funds are invested primarily in foreign stock markets seeking long-term growth of capital.

Waddell & Reed Large Cap Growth Fund – Funds are invested primarily in equity and equity-related securities of large companies.

LSV Asset Management Large Cap Value Fund – Funds are invested primarily in equity and equity-related securities of large-sized companies, including common stocks, as well as securities convertible into common stocks.

Goldman Sachs Mid Cap Growth Fund – Funds are invested in common stocks of companies that the fund advisor believes offer long-term capital appreciation potential.

PIMCO Core Plus Bond Fund – Funds are invested in a diversified portfolio of fixed-income securities, consistent with preservation of capital.

Granahan Small Cap Growth Fund – Funds are invested in equity securities of small capitalization companies.

Munder Capital Small Cap Value Fund – Funds are invested in common stocks of small capitalization companies that are undervalued.

5	(Continued)

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Self-Directed Brokerage Account – Offered as an investment alternative within the 401(k) plan. This brokerage account gives the participant access to any publicly traded stocks greater than $5, with the exception of Select Comfort common stock, and more than 8,000 mutual funds.

Select Comfort Common Stock – Funds are invested in shares of common stock of the Plan Sponsor.

Payment Benefits

On termination of service due to death, disability, or retirement, or for termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Plan Expenses

The Plan allows for recordkeeping fees, legal fees, trustee’s fees, and other reasonable costs of administering the Plan to be paid out of Plan assets.

(2)	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

During 2005, the Plan invested in guaranteed funds with the Trustee. The funds offer a full guarantee on principal and interest by Prudential Retirement Insurance and Annuity Company. The Guaranteed Income Fund declares interest rates in advance for six-month periods. In determining the rate of interest to be guaranteed for the upcoming six-month period, Prudential Retirement Insurance and Annuity Company considers the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The crediting interest rate on this fund was 4.0% for July 1, 2005 through December 31, 2005.

Except for the Guaranteed Income Fund with an insurance company described above, the Plan’s investments are stated at fair value. The fair value of participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common shares of Select Comfort are valued at quoted market prices on the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The participant loans are valued at their outstanding balances, which approximate fair value.

Payment of Benefits

Benefits are recorded when paid.

6	(Continued)

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of change in net assets available for benefits during the reporting period. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for investment in a variety of investments. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Market Risk

At December 31, 2005 and 2004, approximately 24% and 22%, respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 19, 2005 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7	(Continued)

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(5)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2005	2004

Insurance contracts:
Prudential Guaranteed Income Fund	$4,343,444	$—
Met Life Guaranteed Asset Account	—	3,579,678

Pooled separate accounts:
Julius Baer International Equity Fund	3,381,358	—
Waddell & Reed Large Cap Growth Fund	5,729,505	—
LSV Asset Management Large Cap Value Fund	4,634,859	—
PIMCO Core Plus Bond Fund	2,620,501	—
Granahan Small Cap Growth Fund	2,936,393	—
Munder Capital Small Cap Value Fund	3,109,903	—

Mutual funds:
BlackRock Government Income Portfolio	—	1,726,433
Washington Mutual Investors Fund	—	3,571,985
The Growth Fund of America	—	3,850,208
PIMCO Small-Cap Value Fund	—	2,594,231
Managers Special Equity Fund	—	2,512,855
EuroPacific Growth Fund	—	2,542,118

Select Comfort common stock	8,704,881	6,508,019

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	Year ended December 31
	2005	2004

Mutual funds	$106,626	$1,558,272
Pooled separate accounts	1,517,648	—
Select Comfort common stock	3,294,353	(2,235,273)

	$4,918,627	$(677,001)

(6)	Party-in-Interest Transactions

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. The Custodian of the Plan, Prudential, and the Company are defined as parties-in-interest with respect to the Plan. The Plan invests in certain of their funds and investments issued by the Custodian and in common stock of the Company. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
41-1597886-001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer or borrower	Description of investment	Number of shares	Current value

The Prudential Insurance	Guaranteed Income Fund	—	$4,343,444
Company of America*	Julius Baer International Equity Fund	175,098	3,381,358
	Waddell & Reed Large Cap Growth Fund	524,907	5,729,505
	LSV Asset Management Large Cap Value Fund	276,872	4,634,859
	Goldman Sachs Mid Cap Growth Fund	9,714	112,061
	PIMCO Core Plus Bond Fund	218,311	2,620,501
	Granahan Small Cap Growth Fund	236,592	2,936,393
	Munder Capital Small Cap Value Fund	284,103	3,109,903
	Self-Directed Brokerage Account	—	189,841
Select Comfort stock*	Common stock	318,277	8,704,881
Participant loans*	Loans secured by participant-vested
	balance with interest rates of 5.00%
	to 11.50% and maturing in 2006 to 2020	—	1,054,804

	Total investments	2,043,874	$36,817,550

* Party-in-Interest.

See accompanying report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN (Full Title of the Plan)
By:	/s/ Mark A. Kimball
Mark A. Kimball Senior Vice President Legal, General Counsel and Secretary June 27, 2006